United States securities and exchange commission logo





                             February 7, 2023

       Scott Wolf
       Chief Executive Officer
       Digital Health Acquisition Corp.
       980 N Federal Hwy #304
       Boca Raton, FL 33432

                                                        Re: Digital Health
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 19,
2023
                                                            File No. 333-268184

       Dear Scott Wolf:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2022 letter.

       Registration Statement on Form S-4 filed January 19, 2023

       Letter to Stockholders, page i

   1. We note the disclosure of the total investments in the PIPE Securities Purchase
                                                        Agreement, the Backstop
Agreement, and the convertible Bridge Notes. In addition to the total investments,
please revise to disclose the equivalent price per share, so that it any discounted terms paid
by these parties are clear to the public shareholders of DHAC.
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany7,NameDigital
February    2023         Health Acquisition Corp.
February
Page  2 7, 2023 Page 2
FirstName LastName
Questions and Answers About the Business Combination
Q: What is the business of each of VSee and iDoc?, page 16

2. We reissue comment 6. We note in your description of iDoc here and on page 41 your
         statement that "iDoc   s core service delivers neuro critical care
through a proprietary
         technology platform and its exclusive modular software solution, VSee." You appear to address the two entities to be acquired as if the business combination has already taken place. Please revise your statement to present the business of the two separate entities before the combination. To the extent that VSee and iDoc have a pre-existing relationship before the Business Combination, revise to clarify this in relevant sections throughout the document, including here, the background of the transaction and in the discussion of each company's business.
3. We note the statements in this added disclosure that "VSee is a leading telehealth software platform" and "iDoc Telehealth Solutions is a leading high acuity patient care solution."
         Please substantiate these and other statements of leadership throughout the document or revise to state them as your beliefs.
Q: Did the Company's Board of Directors obtain a third-party fairness opinion . .. ., page 17

4. We reissue comment 5. Please address the fact that the fairness opinion was provided prior to the amended business combination agreement and before the projections were adjusted downward, which includes disclosing the information and what consideration the
         Board gave to these facts. Also, revise to clarify that the projected operating revenues were adjusted downward after the fairness opinion and by how much, and whether the
         Board felt these were also material changes. Highlight in this Q&A why the Board chose not to seek a new fairness opinion.
Q: What interests do our Initial Stockholders (which includes our Sponsor and our certain of our current officers and directors) . . ., page 25

5. We reissue comment 7. Revise to separately quantify the the financial investment each of the directors and executive officers as well as Mr. Sands stand to lose if the business combination does not go forward, including his interests in shares he beneficially owns through the Sponsor, SCS Capital Partners and any other entity. Also quantify the amount he and other officers and directors have loaned the company, advanced the company in expenses, and personally invested or pledged to invest in the initial PIPE, the Additional
         PIPE, the Backstop Agreement and any other financial arrangements secured to attempt to have this transaction go forward. Revise to clarify what consideration the Board gave to those investments when it made its fairness determination.
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany7,NameDigital
February    2023         Health Acquisition Corp.
February
Page  3 7, 2023 Page 3
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Q: Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account, to meet , page 30

6. Please highlight the material differences in the terms and price of the securities issued at the time of the IPO as compared to the Additional PIPE Securities contemplated by the
         Backstop Agreement. We note, for example, that the additional 2,000 shares of Series A
         Preferred Stock appear to be convertible at a material discount of $8.54 per share rather than the original conversion price of $10.00 per share. Please also revise your disclosure throughout to discuss the potential impact of the Additional PIPE Securities on non-
         redeeming shareholders.
Summary of the Proxy Statement/Prospectus/Consent Solicitation, page 40

7. Relocate your summary to start in the forepart of the document, before the Questions and
         Answers, rather than on page 40. Refer to Item A.3 of Form S-4.
8. We note on page 40 you continue to base all share calculations assuming no exercise of redemption rights by DHAC's shareholders. Tell us why you believe this assumption is reasonable.
Risk Factors, page 62

9. As addressed in the Business Section, revise the introduction to the Risk Factors to eliminate the references to the "Company" as the combined entity of the two private companies before the business combination, as the business combination has not taken place and this registration statement is filed by DHAC and speaks to its security holders with respect to its proxy solicitation to determine whether they should approve the business combination. Revise the risk factors throughout to clarify to which of the three companies you refer when describing each risk. For example, on page 70, you state, "we depend on our senior management," without identifying a company or any member of management. Generally, revise the risk factors to tailor them to this form of transaction and this transaction in particular, rather than presenting generic risks.
10. In the risk factor on page 79 regarding physician licensing and credentials, revise to clarify whether this risk factor impacts only VSee, or iDoc or both. Revise the Business section of the whichever affected company, or both, to clarify in what jurisdictions they currently operate and to describe the government regulations on both physician licensure and, to the extent applicable, the corporate practice of medicine. Clarify how you are able to structure the business in compliance with any restrictions related to the licensure laws of the particular states.
11. Revise the risks related to VSee and iDoc being a public company to provide additional information. The risk factor beginning on page 82 contains numerous risks that should be expanded and explained in more detail. Please revise, and when doing so, consider whether these two individual private companies providing different services would have different risks.
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany7,NameDigital
February    2023         Health Acquisition Corp.
February
Page  4 7, 2023 Page 4
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12. We note the risk factor on page 85 regarding redemption rights. Clarify whether you are meaningfully offering redemption rights given the language in this risk factor.
13. The purpose of the first full risk factor on page 86 is unclear. Revise the heading to clarify that the stock price must be above $18 per share for 20 days for DHAC to redeem the warrants. Disclose the stock price during the last six months to clarify the value of the warrants at the current time.
Background of the Business Combination, page 116

14. We note your engagement with SCS Capital Partners to help identify potential target companies for review. Please clarify if you have entered into any agreement with SCS
         Capital Partners. If so, please disclose the material terms of the agreement in an appropriate section of the registration statement and file it as an exhibit. Refer to Items
         404 and 601(b)(10)(ii) of Regulation S-K. If there is no agreement, and Mr. Sands is involved in the negotiations because, he is "an owner of founder shares," as indicated in the deleted disclosure, it appears that disclosure should be restored to clarify Mr. Sands'
         participation in selecting the targets, due diligence and presence for Board presentations.


15. We note your revisions in response to our prior comment 13. We note your statement that two DHAC Board Members have an "existing sales channel relationship with a leading healthcare improvement company." Please revise to i) identify the two DHAC Board
         Members and the healthcare improvement company, ii) to disclose the nature of this sales channel relationship, and iii) clarify when "DHAC management determined that part of the vetting process was to ensure that any target could immediately take advantage of that potential sales process."
16. We note your revisions in response to our prior comment 14 and reissue in part. Please revise your disclosure to i) identify who acted on behalf of each of the parties with respect to identified actions and negotiations; ii) the material terms for any proposals, terms sheets, and subsequent proposals and counter offers; iii) negotiation of the transaction documents and the parties involved in any discussions; iv) potential valuations; and v) at what point each other strategic alternative was eliminated from consideration and why.
         The disclosure should provide shareholders with an understanding of how, when, and why the material terms of the proposed transaction evolved and why this transaction on these terms is being recommended as opposed to any alternatives or prior iterations. Also revise to clarify the dates of Board meetings and actions taken by the Board during the course of these negotiations.
17. We note your revised disclosure of the dates in which DHAC engaged in discussions with the potential target companies on page 117. Please revise to further specify the date in which conversations with these companies were initiated and when DHAC eliminated each potential target from consideration, and specifically who at DHAC made the determination that DHAC would not go forward with each particular target, rather than
 Scott Wolf
Digital Health Acquisition Corp.
February 7, 2023
Page 5
         "DHAC management."
18.      We note your disclosure that    Early in 2021, VSee and iDoc had the
occasion to meet at
         the HIMSS Global Health Conference & Exhibition held in Las Vegas,
Nevada    and that
            The addition of companies similarly situated to iDoc would have been natural add on targets to a telehealth company platform post business combination and the opportunity to add both companies as part of one integrated transaction was viewed favorably by DHAC
         management.    To the extent applicable, please disclose whether VSee
and iDoc had a pre-
         existing relationship before they were approached for the Business Combination, and if so, the nature of this relationship. Please also discuss which company SCS Capital approached first and when in the process the prospect of acquiring both companies was raised and discussed.
19. We note your revisions in response to our prior comment 15 and reissue in part. Please revise to expand your disclosure of the the below items related to negotiations and discussions regarding terms of the Bridge and PIPE financings:
             Please elaborate on what topics were discussed during the rounds of Bridge
              Financing negotiations that occurred between July 21, 2022 and October 5, 2022, including the evolution of key terms such as the structure, size, timing and pricing of these transaction;
             Please explain why DHAC could not proceed with the term sheets proposed by two out of the three potential PIPE investors, including the specific terms that were unacceptable to the Bankers; and
             Please revise to clarify how the material terms of the $100M equity line agreement evolved during the negotiations, including when and how the parties determined that an ELOC was necessary and any proposals and counterproposals made during the course of negotiations for the material issues discussed.
Digital Health Acquisition Corp.'s Board of Directors' Discussion of Valuation, Reasons for the
Approval of the Business Combination . . ., page 123

20. We note the revised disclosure in response to comment 17. Revise to clarify on what basis the Board determined that the fact that "many of these conflicts of interests were present in similar transactions" provided a basis for recommending the transaction.
21. We note your revisions in response to our prior comment 18 and reissue the comment in
FirstName LastNameScott Wolf
       part. Please revise this section to clarify the Board's consideration of the revised
Comapany    NameDigital
       projections        Health
                   after the      Acquisition
                             financial advisor'sCorp.
                                                  opinion and what
consideration the Board gave, if
       any,
February 7, to obtaining
             2023 Page 5a revised opinion.
FirstName LastName
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany7,NameDigital
February    2023         Health Acquisition Corp.
February
Page  6 7, 2023 Page 6
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22. Given the prior disclosure that "Mr. Lawrence Sands is . . . an owner of founder shares"
         and he was incentivized to complete the Business Combination rather than lose "his entire investment" as previously disclosed on what are now page 127, revise the added disclosure on page 127 regarding SCS Capital partners to clarify whether the Company had a choice whether to "agree to work with SCS Capital Partners to help identify potential targets for initial review" or to choose a different management consultant.
         Clarify what consideration the Board gave to Mr. Sands' involvement in the selection of the transaction targets and extensive involvement and stake in the negotiations in reaching their fairness determination.
Proposal No. 3--The Bylaws Proposal, page 141

23. We note your revisions in response to our prior comment 19 and reissue the comment.
         Revise to summarize the    administrative and clarifying changes
necessary to align the
         Proposed Bylaws with the Charter Amendment Proposals. Disclose that you have summarized all material amendments to the bylaws for which you seek approval.
Material U.S. Federal Income Tax Considerations, page 163

24. We note the revised disclosure in response to comment 20. Revise the heading and first line and elsewhere in his section to clarify that you are disclosing the material U.S. federal income tax consequences, not "considerations" to holders of DHAC stock as well as VSee and iDoc shareholders. We note the disclosure that it is intended that the Business
         Combination qualify as a tax-free reorganization within the meaning of
Section 368(a) of
         the Code. Please revise your disclosure to clearly state counsel's opinion on whether the transaction will qualify as a Section 368(a) reorganization. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to
         use    should    rather than    will,    but counsel providing the
opinion must explain why it
         cannot give a    will    opinion and describe the degree of
uncertainty in the opinion. Please
         refer to Sections III.B and C of Staff Legal Bulletin 19. When you revise the disclosure, please remove the inappropriate disclaimers within the tax discussion. For example, on page 163, you state that, because of the uncertainty of the tax treatment of the mergers, "[a]ccordingly, each holder of DHAC, VSee and iDoc stock is urged to consult its tax advisor with respect to the particular tax consequence of the Mergers to such holder."
Information About VSee/iDoc, page 173

25. We note that several of the assumptions underlying the projections on pages 133 and 134 address revenue from "signed contracts," "new contracts with four new client acquisitions," a Federal Bureau of Prison opportunity, a GPO opportunity with an expected sign date of late 2022, and eight new hospital acquisitions. Please expand the appropriate VSee or iDoc Management's Discussion and Analysis Section to address this information and provide additional information on their status and impact on the entity's business operations and any known trends.
 Scott Wolf
Digital Health Acquisition Corp.
February 7, 2023
Page 7
26. We reissue comment 22. Revise this disclosure to fully separate the disclosure regarding
         VSee from the iDoc disclosure and provide a separate business section and related subsections for each company being acquired. Refer to Item 17(b)(1) of Form S-4. If you wish to address the anticipated benefits of the combined company, such as in the first four paragraphs of this section, relocate a brief statement of this information to the summary.
         Refer to Item 4(a)(2) of Form S-4. In doing so, however, avoid addressing the combined company as if the business combination has occurred.
Market Opportunity, page 176

27. Tell us whether you solicited or paid a fee for the Insider Grandview Research data.
         Revise to disclose the parameters of the "telehealth market." For example, disclose the geographic region, subject matter, age groups, relative population, and other material information to put the market size in context. Revise the charts to provide the data for the years between 2021 and 2028.
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations of VSee and iDoc, page 206

28. We note the revisions made in response to prior comment 23 and have the following comments:
           For your discussion of the historical results of operations, please expand upon the factors identified as reasons for changes period to period. For example, for VSee's results of operations for the nine months ended September 30, 2022, address the underlying reasons why subscriptions declined and software expenses
and
           professional services underlying operating expenses increased. Clarify whether these changes, as well as the increased costs of revenues, are trends that are reasonably likely to impact future revenues, cost of revenue and operating costs. Address this comment as it relates to the increase in iDoc's operating costs resulting from the
           Encompass acquisition. Refer to the guidance in Section III.B.3 of SEC Release 33-
           8350;
           For the pro forma combined results of operations for the nine months ended
           September 30, 2022, please refer readers to your pro forma financial statements provided elsewhere in the filing for a discussion of how such information was prepared. For the pro forma results of operations for the nine months ended
FirstName LastNameScott     Wolf further revise your disclosure indicate how
such information
           September 30, 2021,
Comapany was
           NameDigital
                prepared Health   Acquisition
                          and disclose         Corp.
                                       all of the relevant pro forma
adjustments required by
           Article 11
February 7, 2023 Page 7of Regulation  S-X.
FirstName LastName
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany7,NameDigital
February    2023         Health Acquisition Corp.
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Page  8 7, 2023 Page 8
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Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Balance Sheet, page 215

29. We note that you have included Adjustment B which reflects, in part, the $110.47 million
         ($10.22 per share) removed from the Trust Account to pay redemptions to the Public
         Shareholders who exercised their right to redeem such shares, within your transaction accounting adjustments. We have the following comments regarding this presentation:
             In order to allow shareholders to more clearly evaluate the financial condition of
             DHAC prior to the proposed business combinations, please present a separate column to reflect Adjustment B and provide a subtotal for DHAC prior to the Transaction
             Accounting Adjustments column;
             Disclose the Extension Amendment and its impact on DHAC's balance sheet in the headnote to the pro forma financial statements; and Revise the heading of the Transaction Accounting Adjustments
(Assuming No
             Redemptions) column to read Transaction Accounting Adjustments (Assuming No
             Additional Redemptions). Ensure you revise this columnar heading throughout your filing.
Backstop Agreement, page 219

30. It appears that you are presenting the impact of the January 18, 2023 Backstop Agreement in Adjustment E. Please disclose any accounting implications associated with the fact that the 2,000 shares of Series A Preferred Stock issued under this agreement appear to be convertible into common stock at a more favorable conversion rate than under the original
         PIPE agreement. Specifically address any accounting implications if the Sponsor were to purchase any unsubscribed Additional PIPE Securities.
Note E, page 219

31. We note your expanded disclosures provided in response to comments 32 and 33. Please better explain how you determined the Series A Preferred Stock should be reflected as temporary equity rather than as a liability and how you concluded the warrants should be equity classified. Please also explain how you determined the fair value of the preferred stock and warrants.
Note H and Note I, page 219

32. We refer to our prior comment 36. Please address the need to provide a pro forma balance sheet adjustment to reflect the issuance of the Bridge Notes and Bridge Warrants.
TAD Exchange, page 219

33. We note you have presented new disclosures related the TAD Exchange. Please address the following:
             Disclose the ownership interest before the TAD Exchange and the consideration
 Scott Wolf
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Digital Health Acquisition Corp.
Comapany7,NameDigital
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              transferred. Disclose the impact of this transaction on your pro forma financial statements; and
                Address how This American Doc, Inc., a less than 100% owned subsidiary is presented in the historical financial statements of VSee. In this regard, explain why
              VSee does not present any associated non-controlling interests. Note F, page 220

34. We note your expanded disclosures in response to comment 34. Please explain your statement, "There are an additional 450,000 options to be issued on the effective date to third parties and executive officers which will vest over a three-year period subsequent to the business combination which will be valued at the effective grant date to be recognized as compensation over the vesting period post business combination, as such no adjustment was included for these options." Please quantify the compensation to be recognized and explain why this compensation is not reflected in your pro forma statement of operations.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations Note B, page 221

35. Please revise Note B to properly refer to Note D of the unaudited pro forma balance sheet adjustment.
Certain Relationships and Related Transactions, page 267

36.      Revise this section throughout to disclose all information required by
Item 404 of
         Regulation S-K.
IDoc Virtual Telehealth Solutions, Inc. Financial Statements
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-82

37. We note your expanded disclosures provided in response to prior comment 42 and have the following additional comments:
             You disclose that the Company enters into various service contracts for telemedicine care services, EEG professional interpretation services and telemedicine consultations for neurocritical care. For each of your typical service contracts within your main revenue streams, it is still not clear whether you have concluded you have a single or multiple performance obligations. In this regard, based on the revised disclosure presented under 4) "Allocate the transaction price to performance obligations in the contract", it appears some of your contracts may have multiple performance obligations that you recognize separately. Please clarify the number of performance obligations you have identified for your typical service
contracts;
             As previously requested, address your accounting for any installed telemedicine equipment and nonrefundable payments including whether they result in any additional performance obligations being identified. Please tell us how you
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany7,NameDigital
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              considered the guidance in ASC 606-10-55-50 through ASC 606-10-55-53;
                For each material performance obligation, disclose when the performance obligation is satisfied in accordance with ASC 606-10-50-18 through 50-19. As previously requested, please specifically identify and disclose how the Company is recognizing revenue for each identified performance obligation within the service contract, the methods used to recognize any revenue being recognized over time and any judgments made involving any revenue being recognized at a point in time pursuant to the disclosure requirements in ASC 606-10-50-17 through ASC 606-10-50-20.
              For any revenue streams being recognized over time, specifically address how each measure of progress identified provides a faithful depiction of the transfer of goods or services to a customer. With regard to your revised disclosures regarding performance obligations, please address the following:
                o We note your statement that "Telehealth physician service represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. The Company commences revenue recognition when the Company satisfies its performance obligation to provide telehealth physician services and consultation as requested." It is not clear if this refers to each material performance obligation you identified for each of your revenue streams or just your telemedicine care services. Please clarify;
                o Clarify how your performance obligations for EEG professional interpretation services are satisfied. In this regard, based on your disclosure that "the performance obligation is satisfied based on the number of EEG professional interpretation provided by the Company" it is not clear whether you are recognizing EEG revenue over time or at a point in time. To the extent you are recognizing revenue over time, disclose the measure of progress the Company is using to recognize revenue;
                o Given the apparent multiple performance obligations under the various service contracts, ensure you include all the ASC 606 disclosure requirements referred to above; and
                For clarity, with reference to the revenue streams identified on your statement of operations, please identify which service contracts are included in which revenue stream.


General

38. We note the revised disclosure in response to comment 44. Please submit a preliminary proxy card marked "preliminary" with your next amendment. It is unclear why the same proposals are included in both Proposal 2 and Proposal 4, but are called non-binding in
         Proposal 4. Please advise. Tell us whether you intend that the vote for Proposal 2, the
         Charter Amendment Proposals, will be one for/against vote.
 Scott Wolf
Digital Health Acquisition Corp.
February 7, 2023
Page 11
39. We note your response to comment 45. Tell us the company's net tangible asset valuation after the October 20, 2022, shareholder vote. Tell us how you disseminated the information in the DEFR14A filed October 14, 2022. We disagree with your analysis that the change you made in the DEFR14A was not a fundamental change. Provide us your analysis regarding how you will rectify this situation.
40.   Revise to provide the beneficial ownership information required by Item
403 of
      Regulation S-K for each of DHAC, VSee and iDoc. Refer to Item 18(a)(5)(ii) of Form S-
      4 and Item 6(d) of Schedule 14A.
       You may contact Jeanne Baker at 202-551-3691 or Julie Sherman at 202-551-3640 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any other questions.



                                                         Sincerely,

FirstName LastNameScott Wolf                             Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameDigital Health Acquisition Corp.
                                                         Services
February 7, 2023 Page 11
cc:       Thomas Poletti, Esq.
FirstName LastName